SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13E-3
(RULE 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

MINERVA SURGICAL, INC.
(Name of the Issuer)

ACCELMED PARTNERS II L.P.
ACCELMED PARTNERS II GP
ACCELMED PARTNERS II, LLC
URI GEIGER
(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

60343F106
(CUSIP Number of Class of Securities)

Ugland House, South Church Street
PO Box 309
Grand Cayman KY1-1104, Cayman Islands
Attn: Uri Geiger
(305) 854-6815

with copies to:

Peter E. Devlin
Patrick Baldwin
Jeremy W. Cleveland
Jones Day
250 Vesey Street
New York, NY 10281
(212) 326-3939
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if this is a final amendment reporting the results of the transaction: ☐

-i-

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed by Accelmed Partners II L.P. (“Accelmed LP”), Accelmed Partners II GP L.P. (“Accelmed GP”), Accelmed Partners II, LLC (“Accelmed LLC”) and Uri Geiger (collectively, the “Filing Persons”), in connection with Accelmed LP’s entry into a Share Purchase Agreement (the “Purchase Agreement”) with Minerva Surgical, Inc., a Delaware corporation (the “Company”), dated September 28, 2023, for a private placement (the “Private Placement”) by the Company to Accelmed LP. Pursuant to the Purchase Agreement, the Company has agreed to sell to Accelmed LP an aggregate of 97,751,711 shares (the “Shares”) of the Company’s common stock, par value $0.001 per share (“Common Stock”), at a purchase price of $0.2046 per Share. Pursuant to the Purchase Agreement, the gross proceeds of the Private Placement, before deducting offering expenses, will be $20,000,000.07.

In connection with a contemplated refinancing by the Company of its Loan and Security Agreement, dated as of October 8, 2021, by and among the Company, the Canadian Imperial Bank of Commerce, and each other person party thereto, as a borrower from time to time, as amended (the “Loan and Security Agreement”, and such refinancing, the “Refinancing”), it is expected that potential lenders shall require as a condition to the Refinancing that the Company complete an equity financing of at least $20,000,000 prior to the Refinancing (the “Lender’s Refinancing Condition”).

The Filing Persons, have previously disclosed that they are considering effecting a transaction pursuant to which (i) the Common Stock may be delisted from trading on the Nasdaq Capital Market (“Nasdaq”) and (ii) the registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the “Act”), would be terminated (a “Take Private Transaction”).  In connection with such a potential Take Private Transaction, Accelmed LP has previously disclosed that it is evaluating acquiring shares of Common Stock from existing stockholders in one or more privately negotiated transactions and may discuss such privately negotiated transactions with certain existing stockholders of the Company.

Although the Filing Persons are continuing to evaluate whether to effect a Take Private Transaction and, if so, the structure to be utilized, the Filing Persons are evaluating, among others, a Take Private Transaction structure pursuant to which Accelmed LP would contribute all of the shares of Common Stock currently owned by it to a newly-formed Delaware corporation (“Parent”) pursuant to a Contribution and Exchange Agreement (the “Contribution”) to be negotiated among such persons.  The Filing Persons contemplate that the Contribution, effected following the completion of the Private Placement, would result in Parent owning greater than 90% of the total issued and outstanding shares of the Common Stock. Promptly following the Contribution, if undertaken, it is contemplated that Parent would, directly or indirectly through one or more subsidiaries, conduct a “short-form” merger (the “Merger”) with and into the Company pursuant to Section 253 (“Section 253”) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company surviving the Merger.  Pursuant to such a Merger, each share of Common Stock (other than shares of Common Stock held by the Company or directly or indirectly owned by Parent or by stockholders who properly perfect appraisal rights under the DGCL) would be converted into the right to receive a cash amount. If the Contribution described above were consummated, Parent would be authorized under Section 253 to effect the Merger without the approval of the Company’s Board of Directors (the “Board”) or stockholders.

The Private Placement is not being conducted in conjunction with any Take Private Transaction, but rather to satisfy the Lender’s Refinancing Condition.  The closing of the Private Placement is subject to the condition that the terms of the Refinancing are acceptable to Accelmed LP, in its sole and absolute discretion, and other customary closing conditions.  The closing of the Private Placement may not take place prior to October 28, 2023.  This Statement is being filed in connection with the Private Placement because it will result in the Filing Persons owning 79.9% of the issued and outstanding shares of Common Stock, based on 177,573,152 shares of Common Stock issued and outstanding on September 14, 2023, as represented by the Company in the Purchase Agreement.  As a result, although not undertaken in conjunction with any Take Private Transaction, the Private Placement may facilitate the potential Take Private Transaction that is under consideration by the Filing Persons.

As of the date of this Statement, the Filing Persons  have not entered into definitive agreements to effect a Take Private Transaction.

TRANSACTION STATEMENT

Item 1.	Summary Term Sheet

The Private Placement

Purpose and Reasons for the Private Placement

Pursuant to the Loan and Security Agreement, commencing on November 1, 2023 (the “Amortization Date”), and continuing thereafter on the first day of each successive month through the maturity date, the Company is required to make consecutive monthly payments of equal principal, which would fully amortize the principal amount of the term loan thereunder by the maturity date, plus accrued and unpaid interest.  The Company expressed a desire to complete the Refinancing, but in order to do so, potential lenders have required that the Company satisfy the Lender’s Refinancing Condition.

To complete the equity financing necessary in order to satisfy the Lender’s Refinancing Condition, Accelmed LP has agreed to enter into the Private Placement, whereby it will purchase shares of Common Stock for an aggregate purchase price of $20,000,000.07.

Principal Terms of the Private Placement

On September 28, 2023, Accelmed LP entered into the Purchase Agreement with the Company, pursuant to which the Company agreed to sell to Accelmed LP  an aggregate of 97,751,711 Shares, at a purchase price of $0.2046 per Share, for an aggregate purchase price of $20,000,000.07. The number of Shares to be sold and the price per Share are subject to adjustment for any stock splits or similar events that occur prior to closing.

The Purchase Agreement contains customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties and termination provisions. In addition, the closing of the Private Placement may not take place prior to October 28, 2023, and the Company must enter into definitive agreements effecting the Refinancing on terms acceptable to Accelmed LP, in its sole and absolute discretion. The Purchase Agreement includes pre-closing interim operating covenants of the Company that require the Company to obtain prior written consent from Accelmed LP to approve certain actions of the Company, including, but not limited to, issuing capital stock, paying dividends or making other distributions, incurring indebtedness, selling any material assets of the Company, entering into or amending any material contracts and making capital expenditures.

If, in the 12 months following the closing of the Private Placement, the Company issues equity capital stock of the Company with rights and preferences senior to the Common Stock, Accelmed LP shall have the right to exchange all or a portion of the Shares into such senior security at a conversion rate equal to (i) the number of exchanged Shares multiplied by $0.2046, divided by (ii) the lowest price per share of the senior security paid or deemed paid by investors in such senior security issuance.

The Company and Accelmed LP also have agreed to enter into a Registration Rights Agreement (the “Registration Rights Agreement”) at the closing of the Private Placement. Under the terms of the Registration Rights Agreement, the Company will be obligated, unless otherwise agreed with Accelmed LP, to register the Shares for resale within 30 days of closing.

Position of the Filing Persons as to the Fairness of the Private Placement

The Filing Persons believe that the Private Placement would be substantively and procedurally fair to stockholders of the Company that are not affiliates of the Company or the Filing Persons (“Unaffiliated Stockholders”).  This belief is based on the following factors, among others:

•
The purchase price of $0.2046 per Share, represents a premium of 13.67% to the closing price per share of the Common Stock on September 27, 2023, the last date on which the shares of Common Stock were traded prior to the date hereof (the “Filing Date”), and is the same price paid by Accelmed LP in the Prior Private Placement (defined below), which was a transaction negotiated at arms-length following a comprehensive process by the Company and its agents.  The Filing Persons believe such purchase price per Share is greater than that which they could have paid at in open market purchases.

•	The members of the Board without an affiliation with the Reporting Persons approved the Private Placement.

•
The Filing Persons’ ownership of 68.8% of the issued and outstanding shares of Common Stock prior to the Private Placement results in a small public float and relatively low trading volume, which severely limits the liquidity of the shares of Common Stock.

•
The completion of the Private Placement would enable, and is required for, the Company to satisfy the Lender’s Refinancing Condition and complete the Refinancing, which the Filing Persons believe is in the best interests of the Company and its stockholders.

Consequences of the Private Placement

Completion of the Private Placement would have the following consequences:

•
The Filing Persons would own 79.9% of the Common Stock, based on 177,573,152 shares of Common Stock issued and outstanding on September 14, 2023, as represented by the Company in the Purchase Agreement.

•
The Company would satisfy the Lender’s Refinancing Condition so as to enable the Company to complete the Refinancing, which the Filing Persons believe is in the best interests of the Company and its stockholders.

The Take Private Transaction

The Filing Persons have previously disclosed that they are considering effecting a Take Private Transaction.  In connection with a potential Take Private Transaction, Accelmed LP has previously disclosed that it is evaluating acquiring shares of Common Stock from existing stockholders in one or more privately negotiated transactions and may discuss the such privately negotiated transactions with certain existing stockholders of the Company.

Although the Filing Persons are continuing to evaluate whether to effect a Take Private Transaction and, if so, the structure to be utilized, the Filing Persons are evaluating, among others, a Take Private Transaction structure pursuant to which Accelmed LP would effect the Contribution.  The Filing Persons contemplate that the Contribution, effected following the completion of the Private Placement, would result in Parent owning greater than 90% of the total issued and outstanding shares of Common Stock. Promptly following the Contribution, if undertaken, it is contemplated that Parent would, directly or indirectly through one or more subsidiaries, conduct the Merger in the form of a “short-form” merger pursuant to Section 253, with the Company surviving the Merger.  Pursuant to such a Merger, each share of Common Stock (other than shares of Common Stock held by the Company or directly or indirectly owned by Parent or by stockholders who properly perfect appraisal rights under the DGCL) would be converted into the right to receive a cash amount. If the Contribution described above were consummated, Parent would be authorized under Section 253 to effect the Merger without the approval of the Board or the stockholders of the Company.

The Private Placement is not being conducted in conjunction with any Take Private Transaction, but rather to satisfy the Lender’s Refinancing Condition. Nevertheless, the Private Placement may facilitate the potential Take Private Transaction that is under consideration by the Filing Persons.  As of the date of this Statement, the Filing Persons have not entered into definitive agreements to effect a Take Private Transaction.

A description of the Take Private Transaction, if and when it takes place, will be completed by amendment to this Statement.

Where You Can Find More Information

More information regarding the Company is available from its public filings with the Securities and Exchange Commission (the “Commission”).  See Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons” at the beginning of this Statement.

Item 2.	Subject Company Information

(a)   Name and Address.

The name of the Company is Minerva Surgical, Inc., a Delaware corporation.  The principal executive offices of the Company are located at 4255 Burton Dr., Santa Clara, CA 95054.  The Company’s telephone number is (855) 646-7874.

The Company is subject to the informational reporting requirements of the Act and in accordance therewith is required to file reports, proxy statements, and other information with the Commission relating to its business, financial condition, and other matters.  Such reports, proxy statements and other information are available for inspection and copying at the Commission’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Copies may be obtained at prescribed rates from the Commission’s principal office at 100 F Street, N.E., Washington, D.C. 20549.  The Commission also maintains a website that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

(b)   Securities.

The exact title of the class of equity securities subject to the Private Placement is: common stock, par value $0.001 per share, of the Company.  As of September 14, 2023, a total of 177,573,152 shares of Common Stock were issued and outstanding, as represented by the Company in the Purchase Agreement.  Based on the Company’s representations and warranties in the Purchase Agreement, as of September 26, 2023, there were (i) equity awards for an aggregate of 26,706,027 shares of Common Stock outstanding pursuant to the Company’s 2008 Stock Plan and 2021 Equity Incentive Plan, (ii) 13,966,633 shares of Common Stock reserved for issuance pursuant to the Company’s 2021 Equity Incentive Plan, (iii) 3,469,419 shares of Common Stock reserved for issuance pursuant to the 2021 Employee Stock Purchase Plan, and (iv) an aggregate of 77,842 shares of Common Stock reserved for issuance pursuant to outstanding warrants to purchase Common Stock (with an exercise price of $11.31 per share).

(c)   Trading Market and Price.

The shares of Common Stock are listed for trading on the Nasdaq under the trading symbol “UTRS.”  The closing price per share of Common Stock was $0.18 on the Filing Date, which was the last date on which the shares of Common Stock were traded prior to the date of this Statement.  The following table sets forth the high and low sales prices for the shares of Common Stock on Nasdaq for each quarter over the past two years from the date of the Company’s initial public offering on October 22, 2021 and through the Filing Date.

	Fiscal Year Ended December 31,
	2023	2022	2021
First Quarter
High	$0.64	$6.20	—
Low	$0.19	$4.16	—
Second Quarter
High	$0.70	$4.66	—
Low	$0.17	$1.61	—
Third Quarter
High	$0.31	$2.89	—
Low	$0.17	$0.60	—
Fourth Quarter
High	—	$0.88	$10.37
Low	—	$0.15	$4.28

Detailed discussions of the Company’s financial results for the fiscal year ended December 31, 2022 and all prior fiscal years, and a summary of the market prices for the shares of the Common Stock are contained in the Company’s Annual Reports on Form 10-K and may be obtained from the Commission’s website at http://www.sec.gov.

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET PRICE FOR THEIR SHARES.

(d)    Dividends.

To the knowledge of the Filing Persons, the Company has not paid any dividends in respect of the shares of Common Stock in the last two fiscal years.

(e)    Prior Public Offerings.

None of the Filing Persons has made an underwritten public offering of shares of Common Stock for cash during the past three years that was registered under the Securities Act of 1933, as amended (the “Securities Act”) or exempt from registration under Regulation A promulgated thereunder.

(f)    Prior Stock Purchases.

On February 9, 2023, Accelmed LP purchased 122,189,638 shares of Common Stock at a price per share of $0.2046 from the Company pursuant to that certain Share Purchase Agreement, dated December 27, 2022, by and among the Company, Accelmed LP and New Enterprise Associates (the “Prior Private Placement Purchase Agreement”).

Item 3.	Identity and Background of Filing Persons

(a)    Name and Address.

The Filing Persons are Accelmed Partners II, LLC, a Delaware limited liability company (“Accelmed LLC”), Accelmed Partners II GP L.P., a Cayman Islands limited partnership (“Accelmed GP”), Accelmed Partners II L.P., a Cayman Islands limited partnership (“Accelmed LP”) and Uri Geiger, a citizen of Israel.  The principal business address of each of (i) Accelmed GP and Accelmed LP is Ugland House, South Church Street, PO Box 309, Grand Cayman KY1-1104, Cayman Islands, and (ii) Accelmed LLC and Dr. Geiger is 848 Brickell Avenue, #901, Miami, Florida 33131. Accelmed LLC is the general partner of Accelmed GP, which is the general partner of Accelmed LP, the holder of the shares of Common Stock. Dr. Geiger is the managing partner of Accelmed LLC and, as such, has sole voting and dispositive power with respect to the shares of Common Stock held by Accelmed LP.  Accelmed LP is an affiliate of the Company by virtue of holding 68.8% of the voting capital stock of the Company, based on 177,573,152 shares of Common Stock issued and outstanding on September 14, 2023, as represented by the Company in the Purchase Agreement. Dr. Geiger is also an affiliate of the Company by virtue of his position on the Board.

(b)   Business and Background of Entities.

Accelmed LP is primarily engaged in the business of investing in securities. Accelmed GP is primarily engaged in the business of serving as the general partner of Accelmed LP. Accelmed LLC is primarily engaged in the business of serving as the general partner of Accelmed GP.

(c)    Business and Background of Natural Persons.

Dr. Geiger is a co-founder and Managing Partner of Accelmed Partners, a private equity investment firm he co-founded in 2009 focused on medical device companies. Prior to founding Accelmed Partners, Dr. Geiger served as the CEO of Exalenz Bioscience Ltd., a medical technology company, from May 2006 until December 2008. Prior to that, Dr. Geiger co-founded and was the CEO of GalayOr Networks, a developer of optical components from 2001 until 2003. Dr. Geiger was also the founding partner of Dragon Variation Fund in 2000, one of Israel’s first hedge funds, which was sold to Migdal in 2007. Dr. Geiger worked on Wall Street during the 1990s, where he gained a broad understanding of and significant experience in capital markets. Dr. Geiger was formerly an adjunct professor at Tel Aviv University’s Recanati School of Business where he lectured on private equity and venture capital and authored the books “Startup Companies and Venture Capital” and “From Concept to Wall Street.” Dr. Geiger has served as the Chairman of the Board of the Company since July 2023, the Chairman of the Board of Directors of Cogentix Medical from November 2016 until its sale in April 2018 and he is currently on the board of a number of public and private medical device companies including Strata Skin Sciences, Inc. since 2018 and NeuroPace Inc. since January 2023.

Item 4.	Terms of the Transaction

The Private Placement

(a)    Material Terms.

As of the Filing Date, the Reporting Persons own 68.8% of the issued and outstanding shares of Common Stock, based on 177,573,152 shares of Common Stock issued and outstanding on September 14, 2023, as represented by the Company in the Purchase Agreement.

On September 28, 2023, Accelmed LP entered into the Purchase Agreement with the Company, pursuant to which the Company agreed to sell to Accelmed LP an aggregate of  97,751,711 Shares, at a purchase price of $0.2046 per Share for an aggregate purchase price of $20,000,000.07. The number of Shares to be sold and the price per Share are subject to adjustment for any stock splits or similar events that occur prior to closing.

The Purchase Agreement contains customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties and termination provisions. In addition, the closing of the Private Placement may not take place prior to October 28, 2023 and the Company must enter into definitive agreements effecting the Refinancing on terms acceptable to Accelmed LP, in its sole and absolute discretion. The Purchase Agreement includes pre-closing covenants of the Company that require the Company to obtain prior written consent from Accelmed LP to approve certain actions of the Company, including, but not limited to, issuing capital stock, paying dividends or making other distributions, incurring indebtedness, selling any material assets of the Company, entering into or amending any material contracts and making capital expenditures.

If, in the 12 months following the closing of the Private Placement, the Company issues equity capital stock of the Company with rights and preferences senior to the Common Stock, Accelmed LP shall have the right to exchange all or a portion of the Shares into such senior security at a conversion rate equal to (i) the number of exchanged Shares multiplied by $0.2046, divided by (ii) the lowest price per share of the senior security paid or deemed paid by investors in such senior security issuance.

The Company and the Purchasers also have agreed to enter into the Registration Rights Agreement at the closing of the Private Placement. Under the terms of the Registration Rights Agreement, the Company will be obligated to register the Shares for resale within 30 days of closing.

(c)    Different Terms.

Not applicable.

(d)    Appraisal Rights.

Not applicable.

(e)    Provisions for the Public Stockholders.

None of the Filing Persons intend to grant the Company’s public stockholders (the “Public Stockholders”) special access to the Company’s records in connection with the Private Placement.  None of the Filing Persons intend to obtain counsel or appraisal services for the Public Stockholders.

(f)    Eligibility for Listing or Trading.

Not applicable.

The Take Private Transaction

As of the date of this Statement, the Filing Persons have not entered into definitive agreements to effect a Take Private Transaction. The terms of a Take Private Transaction have not yet been determined. This Statement will be amended at such time, if any, as the Filing Persons determine to proceed with a Take Private Transaction and establish the terms thereof.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a)    Transactions.

None.

(b)    Significant Corporate Events.

The Prior Private Placement

On February 9, 2023, Accelmed LP purchased 122,189,638 shares of Common Stock at a price per share of $0.2046 from the Company pursuant to the Prior Private Placement Purchase Agreement (the “Prior Private Placement”).  The Company or its agents initiated contact with Accelmed LP related to the Prior Private Placement. The Prior Private Placement Purchase Agreement contained customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties and termination provisions. The Prior Private Placement Purchase Agreement included pre-closing covenants of the Company that required the Company to obtain prior written consent from Accelmed LP to approve certain actions of the Company, including, but not limited to, issuing capital stock, paying dividends or making other distributions, incurring indebtedness, selling any material assets of the Company, entering into or amending any material contracts and making capital expenditures.

As a condition to consummating the Prior Private Placement Purchase Agreement and the Prior Private Placement, on December 27, 2022, the Company entered into a Voting Side Letter (the “Voting Side Letter”) with certain stockholders of the Company, including each of the Company’s executives and directors (each, a “Committed Stockholder,” and collectively, the “Committed Stockholders”). The Company obtained commitments from the Committed Stockholders, which held approximately 58% of the issued and outstanding shares of Common Stock to vote in favor of the Prior Private Placement. Pursuant to the Voting Side Letter, the Committed Stockholders also agreed to vote to approve certain amendments to the Company’s Amended and Restated Bylaws, Amended and Restated Certificate of Incorporation, 2021 Equity Incentive Plan, and 2021 Employee Stock Purchase Plan. The Committed Stockholders also agreed to comply with certain transfer restrictions set forth in the Voting Side Letter.

The Company obtained stockholder approval for the Prior Private Placement at a special meeting of the Company’s stockholders.

It was also a condition to closing that the Board be composed of a majority of directors designated by Accelmed LP, consistent with Accelmed LP’s majority ownership of the issued and outstanding Common Stock. In connection with the Prior Private Placement, Accelmed LP was granted the right, for so long as Accelmed LP owns twenty-five percent (25%) or more of the issued and outstanding shares of Common Stock (the “Accelmed Rights Period”), to designate for appointment to the Board as a director the lesser of (i) the number of directors constituting a majority of the Board, and (ii) if the Company is listed at such time on a national exchange, the number of directors of the Board equivalent to Accelmed LP’s proportional equity ownership of shares of Common Stock from time to time. Accelmed LP entered into designee letters with each of Catherine Coste, Derrick Sung, Jill Anderson and Niquette Hunt pursuant to which each such director agreed to be a Board designee of Accelmed LP and resign from the Board and its committees upon Accelmed LP’s request.  In addition, during the Accelmed Rights Period, Accelmed LP has the right to designate one individual as a non-voting Board observer.

The Company, Accelmed LP and New Enterprise Associates also entered into a registration rights agreement at the closing of the Prior Private Placement, pursuant to which the Company was obligated to register the shares of Common Stock acquired by Accelmed LP and New Enterprise Associates in the Prior Private Placement for resale within 30 days of closing of the Prior Private Placement.

On February 7, 2023, in connection with and contingent upon the closing of the Prior Private Placement, Dr. Uri Geiger was appointed to the Board as a director of the Company, effective as of the closing of the Prior Private Placement. In connection with his election, the Company and Dr. Geiger have entered into the Company’s standard indemnification agreement.

In connection with the closing of the Prior Private Placement, each of the Company’s then executive officers, directors and affiliates executed a customary lock-up agreement whereby they agreed not to engage in certain transactions with respect to the Company’s securities for a period of 60 days following the closing of the Prior Private Placement.

The Private Placement

On September 28, 2023, Accelmed LP entered into the Purchase Agreement with the Company, pursuant to which the Company agreed to sell to Accelmed LP  an aggregate of 97,751,711 Shares, at a purchase price of $0.2046 per Share for an aggregate purchase price of $20,000,000.07. The number of Shares to be sold and the price per Share are subject to adjustment for any stock splits or similar events that occur prior to closing.

The Purchase Agreement contains customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties and termination provisions. In addition, the closing of the Private Placement may not take place prior to October 28, 2023 and the Company must enter into definitive agreements effecting the Refinancing on terms acceptable to Accelmed LP, in its sole and absolute discretion. The Purchase Agreement includes pre-closing covenants of the Company that require the Company to obtain prior written consent from Accelmed LP to approve certain actions of the Company, including, but not limited to, issuing capital stock, paying dividends or making other distributions, incurring indebtedness, selling any material assets of the Company, entering into or amending any material contracts and making capital expenditures.

If, in the 12 months following the closing of the Private Placement, the Company issues equity capital stock of the Company with rights and preferences senior to the Common Stock, Accelmed LP shall have the right to exchange all or a portion of the Shares into such senior security at a conversion rate equal to (i) the number of exchanged Shares multiplied by $0.2046, divided by (ii) the lowest price per share of the senior security paid or deemed paid by investors in such senior security issuance.

The Company and the Purchasers also have agreed to enter into the Registration Rights Agreement at the closing of the Private Placement. Under the terms of the Registration Rights Agreement, the Company will be obligated to register the Shares for resale within 30 days of closing of the Private Placement.

The Company or its agents initiated contact with Accelmed LP related to the Private Placement.

The Take Private Transaction

On July 7, 2023, the Filing Persons amended a previously filed Schedule 13D wherein they disclosed that the Filing Persons are considering effecting a Take Private Transaction.  Accelmed LP initiated contact with other stockholders of the Company in connection with the parties’ consideration of a potential Take Private Transaction.  In connection with such a potential Take Private Transaction, Accelmed LP has previously disclosed that it is evaluating acquiring shares of Common Stock of the Company from existing stockholders in one or more privately negotiated transactions and may discuss the such privately negotiated transactions with certain existing stockholders of the Company.

Although the Filing Persons are continuing to evaluate whether to effect a Take Private Transaction and, if so, the structure to be utilized, the Filing Persons are evaluating, among others, a Take Private Transaction structure pursuant to which Accelmed LP would effect the Contribution.  The Filing Persons contemplate that a Contribution, effected following the completion of the Private Placement, would result in Parent owning greater than 90% of the total issued and outstanding shares of Common Stock. Promptly following the Contribution, if undertaken, it is contemplated that Parent would, directly or indirectly through one or more subsidiaries, conduct the Merger in the form of a “short-form” merger pursuant to Section 253, with the Company surviving the Merger.  Pursuant to such a Merger, each share of Common Stock (other than shares of Common Stock held by the Company or directly or indirectly owned by Parent or by stockholders who properly perfect appraisal rights under the DGCL) would be converted into the right to receive a cash amount. If the Contribution described above were consummated, Parent would be authorized under Section 253 to effect the Merger without the approval of the Board or the stockholders of the Company.

As of the date of this Statement, the Filing Persons have not entered into definitive agreements to effect a Take Private Transaction.

(c)    Negotiations or Contacts.

See Item 5(b) “Significant Corporate Events.”

(e)    Agreements Involving the Subject Company’s Securities.

All the agreements, arrangements, or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of any of the Filing Persons (including any person specified in Instruction C to Schedule 13E-3) and any other person with respect to any securities of the Company are described in Item 5(b) “Past Contracts, Transactions, Negotiations and Agreements—Significant Corporate Events.”

Item 6.	Purposes of the Transaction and Plans or Proposals

(b)    Use of Securities Acquired.

The Filing Persons intend to retain the Shares.

(c)    Plans.

Except as otherwise described in Item 5(b) “Past Contracts, Transactions, Negotiations and Agreements—Significant Corporate Events”, there are no plans, proposals or negotiations among the Filing Persons that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

•
any change in the Board or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

•	any other material change in the Company’s corporate structure or business;

•
any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

•	any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Act; or

•	the suspension of the Company’s obligation to file reports under Section 15(d) of the Act.

Item 7.	Purposes, Alternatives, Reasons and Effects of the Merger

The Private Placement

(a)    Purposes.

The Company informed the Filing Persons that the lenders in the contemplated Refinancing require that the Company satisfy the Lender’s Refinancing Condition as a condition to the completion of the Refinancing.  With the knowledge of the Lender’s Refinancing Condition, Accelmed LP informed the Company that it would be amenable to purchasing equity capital stock of the Company in satisfaction of the Lender’s Refinancing Condition if alternative sources were not available.  The Filing Persons believe that the completion of the Private Placement so as enable the Company to satisfy the Lender’s Refinancing Condition and complete the Refinancing is in the best interests of the Company and its stockholders. The closing of the Private Placement is subject to the condition that the terms of the Refinancing be acceptable to Accelmed LP, in its sole and absolute discretion, and other customary closing conditions. The Private Placement is not being conducted in conjunction with any Take Private Transaction.

(b)    Alternatives.

The Company informed Accelmed LP that it engaged in a process whereby it sought (A) alternative transaction structures for the Refinancing, and (B) alternative sources of capital to satisfy the Lender’s Refinancing Condition.  With no reasonably acceptable alternative transaction available, the Company approached Accelmed LP with the Private Placement structure and the contemplated price per Share.

(c)    Reasons.

The reasons for the structure of the Private Placement and for undertaking the Private Placement at this time are described in Item 7(a) and (b) “Purposes, Alternatives, Reasons and Effects of the Merger—The Private Placement—Purposes and Alternatives.”

(d)    Effects.

See Item 7(a) and (b) “Purposes, Alternatives, Reasons and Effects of the Merger—The Private Placement—Purposes and Alternatives.”

In connection with the Private Placement, Accelmed LP will purchase an aggregate of 97,751,711 Shares at a purchase price of $0.2046 per Share, which would result in Accelmed LP increasing its ownership of the Common Stock from 68.8% to 79.9%, based on 177,573,152 shares of Common Stock issued and outstanding on September 14, 2023, as represented by the Company in the Purchase Agreement.  Such issuance will result in dilution to the existing stockholders of the Company.

The table below sets out the indirect interest in the Company’s net book value and net earnings for the Filing Persons before and after the Private Placement, based on the Company’s historical net book value as of June 30, 2023 and the Company’s historical net earnings for the fiscal year ended December 31, 2022.

	Ownership prior to the Private Placement				Ownership after the Private Placement
	Net Book Value		Net Earnings		Net Book Value		Net Earnings
	$ (in ’000)%		$ (in ’000)%		$ (in ’000)%		$ (in ’000)%
The Company	26,587	N/A	(34,112)	N/A	51,587	N/A	(34,112)	N/A
Filing Persons	18,295	68.8	(23,472)	68.8	41,210	79.9	(27,250)	79.9

The Take Private Transaction

As of the date of this Statement, the Filing Persons have not entered into definitive agreements to effect a Take Private Transaction. The terms of a Take Private Transaction have not yet been determined. This Statement will be amended at such time, if any, as the Filing Persons determine to proceed with a Take Private Transaction and establish the terms thereof.

Item 8.	Fairness of the Transaction

The Private Placement

(a)    Fairness.

The Company informed Accelmed LP that it engaged in a process whereby it sought (A) alternative transaction structures for the Refinancing and (B) alternative sources of capital to satisfy the Lender’s Refinancing Condition.  With no reasonably acceptable alternative transaction available, the Company approached Accelmed LP with the Private Placement structure and the contemplated price per Share.  The purchase price of $0.2046 per Share represents a premium of 13.67% to the closing price per share of the Common Stock on September 27, 2023. The Filing Persons believe that the completion of the Private Placement, so as enable the Company to satisfy the Lender’s Refinancing Condition is in the best interests of the Company and its stockholders. The Filing Persons believe that the Private Placement is fair to Unaffiliated Stockholders.

Dr. Geiger recused himself from the Board’s discussions regarding and vote on the Private Placement due to his affiliation with and beneficial ownership of the shares of Common Stock held by Accelmed LP.  Daniel Cohen recused himself from the Board’s discussions regarding and vote on the Private Placement due to his affiliation with Accelmed LP. All other directors on the Board unanimously approved the Private Placement.

(b)    Factors Considered in Determining Fairness.

See Item 8(a) “Fairness of the Transaction—The Private Placement—Fairness.”  The factors described therein including, the closing price per share of Common Stock on September 27, 2023 and the lack of reasonably acceptable alternative transactions available to the Company, were given equal weight.  In addition, the Filing Persons considered the potential adverse impact to the Company of a failure to engage in a Refinancing as well as the effect on the Filing Persons’ indirect interests in the Company’s net book value and earnings as set forth in Item 7(d) “Purposes, Alternatives, Reasons and Effects of the Merger—The Private Placement—Effects.” Furthermore, the Filing Persons considered the purchase price of $0.2046 per share of Common Stock paid in the Prior Private Placement.

(c)    Approval of Security Holders.

The Private Placement is not required to be approved by at least a majority of the Unaffiliated Stockholders.

(d)   Unaffiliated Representative.

A majority of directors who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of Unaffiliated Stockholders for purposes of negotiating the terms of the Private Placement and/or preparing a report concerning the fairness of the Private Placement.

(e)    Approval of Directors.

The Private Placement was approved by a majority of the directors of the Company who are not employees of the Company.

(f)    Other Offers.

Not applicable.

The Take Private Transaction

As of the date of this Statement, the Filing Persons have not entered into definitive agreements to effect a Take Private Transaction. The terms of a Take Private Transaction have not yet been determined. This Statement will be amended at such time, if any, as the Filing Persons determine to proceed with a Take Private Transaction and establish the terms thereof.

Item 9.	Reports, Opinions, Appraisals, and Negotiations

The Private Placement

(a)    Report, opinion or appraisal.

The Filing Persons have not engaged any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Private Placement.

(b)    Preparer and summary of the report, opinion or appraisal.

Not applicable.

(c)    Availability of documents.

Not applicable.

The Take Private Transaction

As of the date of this Statement, the Filing Persons have not entered into definitive agreements to effect a Take Private Transaction. The terms of the Take Private Transaction have not yet been determined. This Statement will be amended at such time as the Filing Persons determine to proceed with the Take Private Transaction and fix the terms thereof.

Item 10.	Source and Amount of Funds or Other Consideration

The Private Placement

(a)    Source of Funds.

Accelmed LP will pay  $20,000,000.07 in connection with the Private Placement.  The source of such funds is cash on hand.

(b)   Conditions.

The material conditions to the closing of the Private Placement include:

•	the Company entering into definitive agreements effecting the Refinancing on terms satisfactory to Accelmed LP, in its sole and absolute discretion;

•	the receipt by the Company of the aggregate purchase price; and

•	other customary conditions to closing.

(c)    Expenses.

The Purchase Agreement provides that the Accelmed LP will be reimbursed by the Company for reasonable out-of-pocket fees and expenses. As a result, the Filing Persons do not expect to incur material expenses in connection with the Private Placement.

(d)    Borrowed Funds.

No part of the funds or other consideration for the direct or indirect purpose of the Private Placement is, or is expected to be, borrowed.

The Take Private Transaction

As of the date of this Statement, the Filing Persons have not entered into definitive agreements to effect a Take Private Transaction. The terms of a Take Private Transaction have not yet been determined. This Statement will be amended at such time, if any, as the Filing Persons determine to proceed with a Take Private Transaction and establish the terms thereof.

Item 11.	Interest in Securities of the Subject Company

(a)    Securities Ownership.

As of the Filing Date, each of the Filing Persons beneficially owns 122,189,638 shares of Common Stock, or 68.8% of the issued and outstanding shares of Common Stock, based upon 177,573,152 shares of Common Stock issued and outstanding on September 14, 2023, as represented by the Company in the Purchase Agreement.  Upon the closing of the Private Placement, each of the Filing Persons will own 219,941,349 shares of Common Stock, or 79.9% of the issued and outstanding shares of Common Stock, based upon 177,573,152 shares of Common Stock issued and outstanding on September 14, 2023, as represented by the Company in the Purchase Agreement.  Other than the Filing Persons themselves, no associate or subsidiary of the Filing Persons have or will have beneficial ownership over the shares of Common Stock held by the Filing Persons.

(b)    Securities Transactions.  Except for the Private Placement, the Filing Persons (and to the knowledge of the Filing Persons, all (i) persons specified in Instruction C to Schedule 13E-3, and (ii) executive officers, directors, affiliates or subsidiaries of the Filing Persons) are not party to any transaction involving the Common Stock in the 60 days preceding the date of this Statement.

Item 12.	The Solicitation or Recommendation

Not applicable.

Item 13.	Financial Statements

(a)    Financial Information.

The audited consolidated financial statements of the Company as of and for the years ended December 31, 2022 and 2021 are incorporated herein by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”).

The unaudited balance sheet of the Company as of June 30, 2023, the comparative statements of comprehensive income of the Company and related earnings per share data for the six month periods ended June 30, 2023 and 2022, and the statements of cash flows for the six month periods ended June 30, 2023 and 2022, are incorporated herein by reference from the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed on August 3, 2023 (the “Q2 2023 Form 10-Q”).

The 2022 Form 10-K, the Q2 2023 Form 10-Q and the Company’s other Commission filings are available for inspection and copying at the Commission’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  The 2022 Form 10-K and the Q2 2023 Form 10-Q are also available to the public from the Commission’s website at http://www.sec.gov.

The Company’s book value per share of Common Stock was $0.15 as of June 30, 2023.

(b)   Pro Forma Information.

Not applicable.

(c)    Summary Financial Information.  Set forth below is certain selected consolidated financial information with respect to the Company excerpted or derived by the Filing Persons from the audited consolidated financial statements of the Company contained in the 2022 Form 10-K and the unaudited consolidated financial statements of the Company contained in the Q2 2023 Form 10-Q.  More comprehensive financial information is included in documents filed by the Company with the Commission, and the following financial information is qualified in its entirety by reference to the Company’s reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

The selected financial information presented below as of and for the fiscal years ended December 31, 2022 and 2021 have been derived from the Company’s audited consolidated financial statements.  The selected financial information presented below as of and for the six month periods ended June 30, 2023 and 2022 have been derived from the Company’s unaudited consolidated financial statements.  The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference therein.

Selected Consolidated Financial Data

(in thousands, except share and per share amounts)

	As of December 31,		As of June 30,	As of June 30,
	2022	2021	2023	2022
			(unaudited)	(unaudited)
BALANCE SHEET
Current Assets	$36,119	$75,004	$46,082	$36,119
Property and equipment, net	5,042	4,594	5,361	5,042
Other non-current assets	426	-	192	426
Current Liabilities	14,278	22,809	18,078	14,278
Long-term debt	37,441	39,085	31,075	37,441
Stockholders’ Equity	17,181	44,104	26,587	17,181
Net loss per share attributable to common stockholders, basic and diluted	(1.18)	(3.06)	(0.05)	(0.20)
Weighted-average common shares used in computing net loss per share, basic and diluted(1)	28,808,445	7,012,226	176,973,727	28,550,489
Book value per share(2)	0.60	6.29	0.15	0.60

(1)
Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders, by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common shares and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, redeemable convertible preferred stock, redeemable convertible preferred stock warrants, convertible notes, common stock subject to repurchase, restricted stock units and common stock options are considered to be potentially dilutive securities. Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities as the redeemable convertible preferred stock is considered a participating security because it participates in dividends with common stock. The Company also considers the shares issued upon the early exercise of stock options subject to repurchase to be participating securities, because holders of such shares have non-forfeitable dividend rights in the event a dividend is paid on common stock. The holders of all series of redeemable convertible preferred stock do not have a contractual obligation to share in the Company’s losses. As such, the net loss was attributed entirely to common stockholders. Because the Company has reported a net loss for the years ended December 31, 2022 and 2021, diluted net loss per common share is the same as basic net loss per common share for the periods presented.

(2)	Book value per share is calculated by dividing stockholder’s equity by diluted shares outstanding corresponding to the underlying period.

			Six Months	Six Months
			Ended	Ended
	As of December 31,		June 30,	June 30,
	2022	2021	2023	2022
			(unaudited)	(unaudited)
STATEMENT OF OPERATIONS
Revenue	$50,294	$52,103	$25,924	$23,902
Gross Profit	27,242	30,523	14,417	13,058
Loss from Operations	(30,899)	(29,145)	(20,024)	(16,538)
Net Loss	(34,112)	(21,464)	(20,024)	(16,538)
Net loss per share attributable to common stockholders, basic and diluted	(1.18)	(3.06)	(0.14)	(0.58)

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Not applicable.

Item 15.	Additional Information

None.

Item 16.	Exhibits.

Exhibit	Description
(d)-1
Share Purchase Agreement, dated September 28, 2023, by and between Minerva Surgical, Inc. and Accelmed Partners II L.P. (filed as Exhibit 10.1 to Minerva Surgical, Inc.’s Current Report on Form 8-K filed on September 28, 2023)

(d)-2
Share Purchase Agreement, dated December 27, 2022, by and among the Minerva Surgical, Inc. and the Purchasers (filed as Exhibit 10.1 to Minerva Surgical, Inc.’s Current Report on Form 8-K filed on December 28, 2022)

(d)-3	Voting Side Letter, dated December 27, 2022, by and among the Company and the Stockholders (filed as Exhibit 10.2 to Minerva Surgical, Inc.’s Current Report on Form 8-K filed on December 28, 2022)
(d)-4
Registration Rights Agreement, dated February 9, 2023, by and between Minerva Surgical, Inc., Accelmed Partners II L.P. and New Enterprise Associates 13, L.P. (filed as Exhibit 10.1 to Minerva Surgical, Inc.’s Current Report on Form 8-K filed on February 9, 2023)

(d)-5	Catherine Coste Designee Letter
(d)-6	Niquette Hunt Designee Letter
(d)-7	Jill Anderson Designee Letter
(d)-8	Derrick Sung Designee Letter
(d)-9	Lock-up Agreement dated February 9, 2023
107	Filing Fee Table

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 28, 2023

ACCELMED PARTNERS II L.P.

By Accelmed Partners II GP L.P., its general partner

By Accelmed Partners II, LLC, its general partner

By:	/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

ACCELMED PARTNERS II GP L.P.

By Accelmed Partners II, LLC, its general partner

By:	/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

ACCELMED PARTNERS II, LLC

By:	/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

/s/ Uri Geiger
Uri Geiger, an adult individual

[Signature Page to Schedule 13E-3]